Exhibit 99.1

Naked Brand Group Signs Definitive Agreement for $100 Million Private Placement

Additional Capital to Accelerate Development of Company’s Digital Platform Technology and Support Acquisitions to Expand E-Commerce Business

SYDNEY, AUSTRALIA – February 25, 2021 -- Naked Brand Group Limited (Nasdaq: NAKD) (“Naked” or the “Company”), a global leader in intimate apparel, has signed a definitive agreement for a private placement of restricted ordinary shares and warrants for aggregate gross proceeds of approximately $100 million with accredited investors. Upon the closing of the private placement, the proceeds will be used to develop the Company’s technology solutions, increase its existing digital footprint, and pursue accretive acquisitions of existing e-commerce brands and for general corporate purposes. The Company believes its recent capital raising activities accelerates its transition to a pure play e-commerce platform business.

The ordinary shares will be sold at a per share price of $0.93. Each investor also will receive a warrant to purchase 100% of the number of ordinary shares for which it subscribes. The warrants will have an exercise price of $1.13 per share and will expire five years from the date of issuance. The exercise price and number of shares covered by the warrants will be subject to adjustment for stock splits, stock combinations and certain other transactions affecting the share capital as a whole. The warrants will include a cashless exercise provision that allows them to be exercised for a number of shares equal to the Black-Scholes value divided by the closing market price as of two trading days before the exercise date (subject to a floor price as specified in the warrants), where the Black-Scholes value is calculated based on certain specified inputs. Naked also agreed to file a registration statement covering the resale of the ordinary shares sold in the private placement and issuable upon exercise of the warrants on the business day following the closing. In addition, no Investor will be required to purchase securities to the extent that such purchase will result in the Investor beneficially owning in excess of 9.9% of the then issued and outstanding ordinary shares outstanding on the date of the closing.

The private placement is expected to close during the week of March 1, 2021, subject to customary closing conditions, including the review and non-objection by The Nasdaq Stock Market (“Nasdaq”). If the Company does not receive non-objection from Nasdaq by March 6, 2021, the market price of Ordinary Shares closes below $0.618, or the closing does not occur on or prior to March 17, 2021, the Investors have the right to terminate the definitive agreement.

“This additional capital will further transform our balance sheet and now with $200 million in cash and no debt, this uniquely positions Naked to pursue strategic acquisitions that provide accretive value to shareholders,” said Justin Davis-Rice, Chief Executive Officer of Naked Brand Group Limited. “I am also happy to report that our Bendon subsidiary divestment is on track and we expect to close that in early 2021, subject to the receipt of shareholder approval. Our strong balance sheet further solidifies the opportunity to be a conduit for industry consolidation, we will seek to invest in next generation technology and successful online trading operations that will enable our customers to access and experience the best brands using world class technology solutions. Our transition to a pure-play, technology-rich e-commerce platform focused on intimate apparel with our existing digital business, FOH Online, continues,” concluded Davis-Rice.

The securities to be sold in the private placement have not been registered under the Securities Act of 1933, as amended, or state securities laws as of the time of issuance and may not be offered or sold in the United States absent registration with the Securities and Exchange Commission or an applicable exemption from such registration requirements.

This press release does not constitute an offer to sell or the solicitation of an offer to buy the securities, nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. Any offering of the securities under the resale registration statement will only be by means of a prospectus.

Further details regarding this private placement can be found in Naked Brand Group Limited’s Current Report on Form 6-K to be filed with the Securities and Exchange Commission or the investor relations section of the Company’s website here.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading intimate apparel and swimwear company with a diverse portfolio of brands. The company designs, manufactures and markets a portfolio of 8 company-owned and licensed brands, catering to a broad cross-section of consumers and market segments. Brands include Bendon, Bendon Man, Davenport, Fayreform, Hickory, Lovable, Pleasure State and Fredericks of Hollywood. For more information please visit www.nakedbrands.com.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as ‘‘may,’’ ‘‘believe,’’ ‘‘anticipate,’’ ‘‘could,’’ ‘‘should,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘will,’’ ‘‘aim(s),’’ ‘‘ can,’’ ‘‘would,’’ ‘‘expect(s),’’ ‘‘estimate(s),’’ ‘‘project(s),’’ ‘‘forecast(s)’’, ‘‘ positioned,’’ ‘‘approximately,’’ ‘‘potential,’’ ‘‘goal,’’ ‘‘pro forma,’’ ‘‘strategy,’’ ‘‘outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding the sale of Bendon, the closing of the private placement, the deployment of the proceeds from the private placement, continued trading in our securities on Nasdaq, future financial performance, future cost savings, future growth in our business, trends in our industry, product innovation, operational expansion and restructuring initiatives. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: the risk that the closing conditions for the private placement are not met or the private placement otherwise does not close; the risk that a definitive agreement for the sale of Bendon is not signed or the sale does not close; the risk that our restructuring initiative and our focus on direct-to-consumer channels does not achieve the expected benefits; the impact of COVID-19; our ability to maintain sufficient inventory; the risk that we do not maintain compliance with Nasdaq’s continued listing standards; our ability to identify and consummate acquisitions of accretive businesses, and realize the expected benefits of such transactions; our ability to develop, commercialize and obtain market acceptance of our current technology and any technology we develop or acquire in the future; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares is not maintained; our ability to raise additional financing; our ability to anticipate consumer preferences; and the other risks and uncertainties set forth under ‘‘Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2020. Further, investors should keep in mind that our revenue and profits can fluctuate materially depending on many factors. Accordingly, our revenue and profits in any particular fiscal period may not be indicative of future results. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Chris Tyson
MZ North America
chris.tyson@mzgroup.us
949-491-8235